                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of December 2008

                        Commission File Number: 000-11743

                              WACOAL HOLDINGS CORP.
                 (Translation of Registrant's Name into English)

                      29, Nakajima-cho, Kisshoin, Minami-ku
                                  Kyoto, Japan
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F   X   Form 40-F
                                   -----           -----

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                     -----

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                                     -----

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes       No   X
                                   -----    -----

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

                                  EXHIBIT INDEX

Exhibit         Date                     Description of Exhibit
-------   ----------------   ----------------------------------------------
   1      December 2, 2008   Announcement Regarding Share Repurchase Status

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        WACOAL HOLDINGS CORP.
                                        (Registrant)


                                        By: /s/ Masaya Wakabayashi
                                            -----------------------------------
                                            Masaya Wakabayashi
                                            General Manager, Corporate Planning

Date: December 4, 2008

                                    EXHIBIT 1

                              (English Translation)

                                                                December 2, 2008

To whom it may concern:

                                    WACOAL HOLDINGS CORP.
                                    Yoshikata Tsukamoto, Representative Director
                                    (Code Number: 3591)
                                    (Tokyo Stock Exchange, First Section)
                                    (Osaka Securities Exchange, First Section)
                                    Masaya Wakabayashi,
                                    General Manager Corporate Planning
                                    (Telephone: 075-682-1010)

                 Announcement Regarding Share Repurchase Status

     (Repurchase of shares in accordance with the Articles of Incorporation pursuant to Paragraph 1, Article 459 of the Corporate Law)

     Wacoal Holdings Corp. (the "Company") has repurchased shares of its stock in accordance with its articles of incorporation pursuant to the provisions of Paragraph 1, Article 459 of the Corporate Law as resolved at a meeting of its board of directors held on October 30, 2008. The result of such repurchase is detailed below.

                                      NOTE

(1)  Period of repurchase:         November 7, 2008 - November 28, 2008

(2)  Class of shares repurchased:  Common stock of the Company

(3)  Number of shares repurchased: 2,088,000 shares

(4)  Aggregate repurchase price:   2,508,794,000 yen

(5)  Method of repurchase:         Placement of purchase orders on the Tokyo
                                   Stock Exchange

Note: 1. Details of acquisition of shares as resolved at a meeting of board of directors held on October 30, 2008

     -    Type of shares to be acquired:         Common stock of the Company

     -    Total number of shares to be acquired: 3,500,000 shares (maximum)
                                                 (2.44% of the total issued shares)

     -    Aggregate acquisition price:           3,500,000,000 yen (maximum)

     -    Acquisition period:                    November 4, 2008 - December 19, 2008

     2. Cumulative number of shares repurchased as of November 28, 2008 pursuant to the resolution of the board of directors held on October
          30, 2008

     -    Number of shares repurchased:          2,088,000 shares

     -    Aggregate repurchase price:            2,508,794,000 yen

                                                                           -End-


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